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                                                    |       OMB APPROVAL       |
                                                    |  OMB Number: 3235-0101   |
                                                    |Expires: November 30, 2003|
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: TRANSMIT FOR FILING 3 COPIES OF THIS FORM CONCURRENTLY WITH EITHER
           PLACING AN ORDER WITH A BROKER TO EXECUTE A SALE OR EXECUTING A SALE DIRECTLY WITH A MARKET MAKER.

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 1(a) NAME OF ISSUER (Please type or print)                  (b) IRS IDENT. NO.       (c) S.E.C. FILE NO.
      Flexible Solutions International, Inc.                     911922863                001-31540

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  (d) ADDRESS OF ISSUER         STREET                      CITY           STATE           ZIP CODE            (e) TELEPHONE NO.
                                                                                                            ------------------------
                                2614 Queenswood Street      Victoria       BC  Canada      V8N 1X5            Area Code      Number
                                                                                                                (803)      896-6000
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 2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE   (b) I.R.S. NO.    (c) RELATIONSHIP      (d) ADDRESS  STREET    CITY  STATE  ZIP CODE
      SECURITIES ARE TO BE SOLD                                    TO ISSUER

      John H. Bientjes                           None              Director              #1-230 W. 13th St., Vancouver BC V7M IN7
                                                                                                              Canada
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number
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                        Name and Address of        SEC USE
Title of the Class      Each Broker Through         ONLY
 of Securities To    whom the Securities Are      ---------   Number of Shares or    Aggregate Market
Be Sold               To Be Offered or Each        Broker-     Other Units To Be          Value
                       Market Maker who is         Dealer            Sold            (See instr. 3(d))
                     Acquiring the Securities       File       (See instr. 3(c))
                                                   Number
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Common Stock       Pacific Int'l Securities, Inc.
                   1900-666 Burrard Street
                   Vancouver, BC Canada                            10,000               $33,000
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 Number of
 Shares or        Approximate Date of        Name of Each Securities
Other Units              Sale                       Exchange
Outstanding         (See instr. 3(f))           (See instr. 3(g))
(See instr.          (MO. DAY  YR.)
   3(e))
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11,787,916            10/01/03                NASDAQ, NYSE
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INSTRUCTIONS:
   1.  (a) Name of issuer.
       (b) Issuer's IRS Identification Number.
       (c) Issuer's SEC file number, if any.
       (d) Issuer's address, including zip code.
       (e) Issuer's telephone number, including area code.

   2.  (a) Name of person for whose account the securities are to be sold.
       (b) Such person's or I.R.S. Identification number, if such a person is an entity.
       (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
       (d) Such person's address, including zip code.

   3.  (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the securities are intended to be sold.
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
       (f) Approximate date on which the securities are to be sold.
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold.

                         TABLE I--SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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     Title of    Date You    Nature of Acquisition    Name of Person From        Amount of         Date of      Nature of Payment
    the Class    Acquired       Transaction             Whom Acquired            Securities        Payment
                                                      (If Gift, Also Give        Acquired
                                                      Date Donor Acquired)
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Common Stock    July 1999    Purchase                Flexible Solutions          80,000           July 1999      Bank Draft
                                                        International, Inc.

Common Stock    April 2002   Exercise of Director's  Flexible Solutions           5,000           April 2002     Bank Draft
                             Option to Purchase         International, Inc.

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INSTRUCTIONS:
    If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
====================================================================================================================================

             TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS

Furnish The Following Information as to All Securities of The Issuer Sold During
 The Past Three Months By The Person For Whose Account The Securities Are To Be
                                     Sold.

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   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold
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Nothing to report.
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REMARKS:

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

25 September, 2003                                   /s/ JOHN H. BIENTJES
----------------------------                         ---------------------------
(DATE OF NOTICE)                                        (SIGNATURE)


The notice shall be signed by the persons for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).